Odebrecht Quimica S.A.
Valuation report of the book value of shareholders' equity as of October 31, 2003

Valuation report of the book value of shareholders' equity

Odebrecht Quimica S.A.

PricewaterhouseCoopers Auditores Independentes, a partnership in the city of Sao Paulo, at Av. Francisco Matarazzo, 1400, from the 7th through the 11th and from the 13th through the 20th Floors, Torino Tower, with a branch office in the city of Salvador, at Rua Miguel Calmon No. 555, 9th Floor, also registered with the Regional Accounting Board of the State of Bahia under No. CRC 2SP000160/O-5 "F" BA and in the Legal Entities' Taxpayers Registry of the Ministry of Finance under No. 61 562 112/0004-73, with its bylaws filed at the 4th Registry of Deeds and Documents of Sao Paulo, SP, on September 17, 1956, and subsequent amendments filed with in the 2nd Registry of Deeds and Documents of Sao Paulo, SP-the latest thereof recorded on microfilm under No. 74,130, on August 15, 2003, represented by its undersigned partner, Mr. Marco Aurelio de Castro e Melo, Brazilian, married, accountant, holder of Identity Card RG No. 16 951 877-SSP/SP, enrolled with the Individual Taxpayers' Registry (CPF) under No. 078 020 188-46 and in the Regional Accounting Board in the State of Bahia under No. CRC 1SP153070/O-3 "S" BA, domiciled in the city of Salvador, Rua Miguel Calmon No. 555, 9th Floor, appointed as an expert by Odebrecht Quimica S.A., to prepare the appraisal of the book value of its shareholders' equity as of October 31, 2003, to be partially spun-off and transferred to Braskem S.A. under the terms of Arts. 226, 227 and 229 of the Corporate Law (Brazilian Law. No. 6,404/76), submits below the results of its report as follows.

The abovementioned book value of shareholders' equity was carried out in connection with a an audit review of the Balance Sheet as of October 31, 2003, prepared under the supervision of the company's management.

Our examinations were conducted in accordance with the auditing rules applicable in Brazil, which require that the examinations be made for the purpose of confirming the proper presentation of the financial statements in all material respects. Therefore, our examinations included, among other procedures: (a) the planning of the work, considering the relevance of the account balances, the volume of transactions and the internal control and accounting systems of the companies; (b) the ascertainment, based on testing, of the evidence and records supporting the values and accounting information disclosed; and (c) the evaluation of the most representative accounting practices and estimates adopted by the companies' management.

     Odebrecht Quimica S.A.

     Based on the review carried out, we conclude that the assets, rights and obligations that form part of the book value of shareholders' equity of Odebrecht Quimica S.A to be partially spun-off, referred to as the "spun-off portion," in accordance with the Balance Sheet as of October 31, 2003, described in the Exhibit attached hereto, is R$1,082,647,948.57 (one billion, eighty two million, six-hundred forty-seven thousand, nine-hundred forty eight reais and fifty seven centavos). The book value of shareholders' equity of Odebrecht Quimica S.A. is recorded in the accounting books in accordance with Brazilian accounting principles.

     Pursuant to the terms of Instruction CVM No. 319 of December 3, 1999, we notify you of the following:

(a) in accordance with the professional rules established by the Federal Accounting Board - CFC by Resolution No. 821/97, to the best of our knowledge there is no direct or indirect conflict of interests, nor any circumstances representing a conflict of interest with respect to the abovementioned report; and

(b) to the best of our knowledge, there were no acts carried out by the controller or management of the Company aimed at directing, restricting, hampering or performing any actions that have, or might have jeopardized the access, use or understanding of information, goods, documents or working methodologies relevant to the quality of this valuation report.

     Salvador, December 5, 2003




     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "F" BA



     Marco Aurelio de Castro e Melo
     Accountant CRC 1SP153070/O-3 "S" BA

                                       3

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Exhibit of the valuation report of the book value of shareholders' equity dated
December 5, 2003

Odebrecht Quimica S.A.

Balance Sheet as of October 31, 2003
In reais
--------------------------------------------------------------------------------

                                                     Portion to be          Remaining
Assets                                  Company           spun-off            portion
                            -------------------- ------------------   ----------------

Current
    Cash and banks                     4,579.99                              4,579.99
    Taxes recoverable             13,460,723.88                         13,460,723.88


    Related companies            291,472,555.67                        291,472,555.67
    Other accounts                 1,824,484.51                          1,824,484.51
    receivable             -------------------- ------------------   ----------------

                                 306,762,344.05                        306,762,344.05
                            -------------------- ------------------   ----------------

Long term receivables
    Related companies            817,622,912.19                        817,622,912.19
    Advance for future
      capital increase               867,694.81                            867,694.81
                            -------------------- ------------------   ----------------
                                 818,490,607.00                        818,490,607.00
                            -------------------- ------------------   ----------------

Permanent
    Investments
      Controlled
      companies                1,238,668,511.56  (1,082,647,948.57)    156,020,562.99
      Other investments               29,000.83                             29,000.83
    Deferred charges               7,705,195.91                          7,705,195.91
                            -------------------- ------------------   ----------------

                               1,246,402,708.30  (1,082,647,948.57)    163,754,759.73
                            -------------------- ------------------   ----------------

                               2,371,655,659.35  (1,082,647,948.57)   1,289,007,710.78
                            ==================== ==================   ================


Liabilities and book value                        Portion to be          Remaining
of shareholders' equity            Company             spun-off            portion
                           ----------------   ------------------  -----------------

Current
    Suppliers                   218,208.53                              218,208.53
    Taxes and                    54,839.12                               54,839.12
    contributions
    payable
                           ----------------   ------------------  -----------------

                                273,047.65                              273,047.65

                           ----------------   ------------------  -----------------

Long term payables
    Related companies         3,375,719.01                            3,375,719.01
    Taxes and
    contributions            15,922,874.35                           15,922,874.35
    payable
                           ----------------   ------------------  -----------------

                             19,298,593.36                           19,298,593.36

                           ----------------   ------------------  -----------------



Shareholders' equity
    Capital stock         2,340,325,626.40   (1,082,647,948.57)   1,257,677,677.83
    Revenue reserve           2,399,360.44                            2,399,360.44
    Retained earnings         9,359,031.50                            9,359,031.50
                           ----------------   ------------------  -----------------

                                              (1,082,647,948.57)  1,269,436,069.77
                          2,352,084,018.34
                          -----------------   ------------------  -----------------

                          2,371,655,659.35   (1,082,647,948.57)  1,289,007,710.78
                          =================  =================== ==================

This exhibit is part of the valuation report of the book value of shareholders' equity of Odebrecht Quimica S.A., issued by PricewaterhouseCoopers Auditores Independentes, dated December 5, 2003 and cannot be separated from it.